Dentonia Resources Ltd.

Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

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October 18, 2005 | File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: New Release dated October 18, 2005

Enclosed is a copy of our News Release dated October 18, 2005 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

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Dentonia Resources Ltd.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

October 18, 2005

For Immediate Release
TSX Venture: DTA

APPOINTMENT OF DR. FELIX KAMINSKY

Further to Dentonia Resources Ltd.'s ("Dentonia") news release of October 13, 2005 announcing the appointment of Dr. Felix Kaminsky as a diamond consultant to Dentonia, the option granted to Dr. Felix Kaminsky was reduced from 200,000 shares to 155,000 shares and the exercise price from $0.15 to $0.13 per share in order to comply with Dentonia's Option Plan. In all other respects the terms of the engagement of Dr. Felix Kaminsky remain the same.

ATKINSON GOLD AND VSM PROSPECT, DETOUR LAKE AREA, PORCUPINE MINING DIVISION, ONTARIO

Dentonia has signed a contract with Bradley Bros. Limited of Rouyn-Noranda, Quebec to conduct a 5 hole drill program, about 700m, on the Horner Lake and Atkinson West Groups of claims and retained the services of Gateway Helicopters Ltd. to assist in this drilling, at a total estimated cost of $190,000, to be provided by Dentonia's flow-through account. The core drilling will commence at the beginning of November and deposits of $85,000 and $10,000, respectively, have been made.

The Atkinson Gold Prospect extends over an area of 8 x 12 km, consists of 4 groups of claims, the Lipton, Vandette, Nash Lake, and the Atkinson West Group (230 units or 3,680 hectares) and covers known occurrence of gold, (best intersect 10.7 g/t over 9 meters) and 17 untested geophysical anomalies.

These claims are overburden covered and are located about 15km south of Detour Lake Mine, now actively being explored by various junior companies, and 40 km to the north-west of the Casa Berardi Mines, Quebec.

In 2004 Noranda (now Falconbridge) staked five claim blocks in the Atkinson Lake area. Falconbridge's claims are tied on to Dentonia's Atkinson West and Horner Lake claims, and a third block is located between the Nash Lake and Atkinson West group of claims. These claims are currently being explored by a joint venture partner of Falconbridge, Eastmain Resources Inc. ("ER"). In addition Trade Winds Ventures Inc. ("TWD"), and Pelangio Mines Inc. ("PLG") are exploring in the general area of the Detour Lake Mine and of further interest in an article, "Exploration highlights in Quebec during 2004 and early 2005" appearing in the Canadian Mining Journal, page 19, September 2005 issue, which provides a summary of current exploration in the Abitibi Greenstone Belt on the Quebec side of the Ontario/Quebec border.

The Abitibi Greenstone Belt hosts some of the most important gold and base metal mining camps in the Canadian Shield such as Timmins, Kirkland Lake, Rouyn-Noranda, Val d' Or, and Mattagami, and has accounted for almost 70% of Canada's gold production. The Detour Lake Mine produced 1,700,000 ounces of gold between 1983 and 1999 and is located approximately 20 kilometres north of the project area.

The Atkinson Gold Prospect offers similar excellent potential for multi-million ounce gold as well as multi-million tonne volcanogenic massive sulphide (VMS) deposits.

Gold mineralization in the area is commonly associated with sulphide bearing chemical sedimentary horizons that can be traced by geophysical methods (magnetometer, electromagnetic, and Induced Polarization Surveys).

This drill program will concentrate on the Horner and Atkinson West claims groups; exploration data have defined 3 drill targets on the Horner claims and several targets on the Atkinson West claims, 2 of which are proposed to be drill tested. In addition, an IP survey will be conducted on the Lipton claim group at the same time.

Potentially, there are a number of targets on the Lipton claim block which will be more clearly defined by this IP survey and if this survey is successful, a $200,000, depending on the availability of funds, will be carried out in early 2006, when winter road access is available.

DENTONIA RESOURCES LTD.
"Adolf A. Petancic"
Adolf A. Petancic, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.